Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Solaris Resources Inc.

We consent to the use of our report dated March 20, 2025 on the consolidated financial statements of Solaris Resources Inc. (the Entity) which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of net loss and comprehensive loss, cash flows and changes in equity for each of the years then ended, and the related notes (collectively the consolidated financial statements) which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2024.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-283247) on Form S-8 and Registration Statement (No. 333-280241) on Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

March 20, 2025
Vancouver, Canada